Exhibit 14

EXTRACTS FROM THE TUDOR GROUP

STATEMENT OF POLICIES AND CODE OF ETHICS AND CONDUCT

I.    INTRODUCTION

This Statement of Policies and Code of Ethics and Conduct is designed to ensure that all employees of Tudor Investment Corporation and its affiliates are aware of and adhere to the policies and procedures of TUDOR.

TUDOR was founded in 1980 by Paul Tudor Jones II, with the basic business concept of providing the highest quality commodities-oriented investment advice, commodity pool investment opportunities, and professional services tailored to meet the varied needs of clients. In the relatively short period since inception, the Firm has grown and prospered in a diverse and changing environment. As the financial industry changes, so must the Firm change. However, one standard remains the same – to maintain the highest degree of business ethics while performing the best job possible. To do so, each of us must make a personal commitment to achieve excellence while maintaining professional integrity. Such performance will help ensure our success in maintaining the confidence and trust of our clients as well as other participants in our industry.

Maintaining integrity, both personal and professional, involves more than a strict observance of the commodities and securities laws and regulations and the internal policies which relate to them. Integrity involves an awareness and active support of the ethical principles that lie behind the legal rules. Integrity also requires loyalty to the Firm and its clients, fair and honest treatment of competitors and their clients, and respect and concern for fellow employees. Integrity is not an occasional requirement but a continuing commitment.

The Firm is sensitive to the need to comply with federal and state law and the many governmental and self-regulatory organization regulations applicable to its businesses and to heighten the awareness of its employees to the ethical considerations and individual responsibilities those laws and regulations impose. TUDOR’s business and its employees are subject to, among other things, the rules and regulations of the Commodity Futures Trading Commission (“CFTC”), the Securities and Exchange Commission (“SEC”), the National Futures Association (“NFA”), the National Association of Securities Dealers, Inc. (“NASD”), various commodities exchanges, and state securities commissions. TUDOR expects its employees to observe fully all applicable laws, rules and regulations. It is only in this way that TUDOR will maintain its reputation for integrity and professionalism in the financial community. Moreover, TUDOR has adopted manuals and specific rules and regulations with respect to certain areas of the Firm. The TUDOR Code supplements the policies stated in those manuals and rules and regulations, the provision of which remain in effect.

TUDOR employees are expected to abide by the highest standards of ethical conduct in their relationships with each other, the Firm, customers, competitors and the public. If an employee perceives lapses in those standards, he/she is expected to report them to his/her superiors. TUDOR will respond promptly to employee concerns about possible violations of laws, rules and regulations. It is TUDOR’s responsibility to sustain an open, accountable environment where a spirit of honor can thrive. Only in such an environment can an attitude prevail by which every individual member of the TUDOR community shares responsibility for the integrity of the Firm as a whole.

II.    YOUR DEALINGS UNDER THE LAW

TUDOR conducts its business in conformity with all laws of the United States and other jurisdictions in which it transacts business. As a representative of the Firm, you are expected to abide by all relevant laws, rules and regulations at all times.

You should be aware that you may be held personally liable for any improper or illegal acts committed during the course of your employment, and that “ignorance of the law” is not a defense. You may be subject to civil penalties, such as fines, or regulatory sanctions, including a suspension or prohibition on trading activity. Potential penalties for illegal acts under federal sentencing guidelines are severe and include imprisonment and substantial monetary fines. Other federal laws in the United States have enhanced the ability of the SEC to penalize federal securities law violators by authorizing the SEC to seek and impose civil money penalties, to issue cease and desist orders, and to obtain court orders barring violators of federal securities laws from serving as officers or directors of public corporations. In addition, if you are a manager, you can be held liable for failure to supervise if one of your staff commits an illegal or otherwise improper act while under your supervision.

If you are uncertain about the laws of a particular jurisdiction or whether certain acts or practices comply with the law, contact the Compliance Officer. If you become aware of any violations of the law or questionable practices by a fellow employee without regard to his or her position, you should also contact the Compliance Officer immediately.

III.    CONFLICTS OF INTEREST

Each TUDOR employee is an agent of the Firm and, as such, is obligated to act for and in the best interests of the Firm and its clients. Certain personal activities or interests of an employee may have some connection with Firm activities or interests but involve little or no conflict of interest (for example, charitable or civic activities). No attempt is made to limit or prohibit activities or interest of this kind. In fact, the Firm encourages involvement of its employees in activities beneficial to the community.

On the other hand, certain interests or activities of employees may involve a significant actual or potential conflict with the interests or activities of the Firm and/or its clients or may give the appearance of conflict though no actual or potential conflict exists. Each employee must be alert to such conflicts of interest. He/she should scrupulously examine and avoid any activity or situations in which personal or Firm behavior directly or indirectly conflicts or may give the appearance of conflicting with the interests of TUDOR or its clients. Such behavior arises when it involves the use of knowledge acquired in conducting Firm business or from relationships with Firm clients or others.

The following are some areas which may cause conflicts of interest:

Confidential Information

Customers and clients conduct business with TUDOR with the expectation that all information and data provided by them or related to the business they conduct with us will be maintained in absolute confidence. All information concerning the business of clients and customers and their transactions, including their identity, must be treated as absolutely confidential and must be confined, even within the Firm, only to those who must have such information in order for TUDOR to carry out its engagement or perform its business properly and effectively. The fact that rumors may be circulating, even if they are accurate, does not mean that the Firm’s confidential information has become publicly known and does not relieve TUDOR or its employees of the ongoing obligation to treat the information as confidential.

In addition, much information concerning the Firm and its employees, and their business and transactions, must be treated as absolutely confidential. Thus, each employee must recognize that the nature of TUDOR’s business requires that all confidential, secret or proprietary information or records and similar items relating to the business of TUDOR, whether prepared by the employee or otherwise coming into his or her possession, is confidential. Such information, records and similar items may not be shown or disclosed to any person not authorized to receive them, shall remain the exclusive property of TUDOR and, to the extent possible, shall be promptly delivered to TUDOR upon termination of each employee’s employment. The same obligation to maintain confidentiality with a “need to know” group as applies to client and customer information applies to information concerning the Firm’s own activities, transactions, products, services and the like which are sensitive or confidential.

TUDOR is engaged in a wide variety of activities which expose employees to such confidential information. It is the obligation of each and every employee to maintain such information in the strictest confidence. The Firm’s policies do not attempt to draw a line between legal and illegal practices under the laws governing the use of confidential or non-public information, one of the most complex and difficult areas of the law. Rather, they are intended to establish a standard above the minimum legal requirements in order to avoid even the appearance of impropriety and to protect the interests of our clients and customers as well as those of TUDOR.

Confidential documents may not be circulated or discussed inside or outside the Firm in the presence of unauthorized individuals. Special caution should be taken in any surroundings to ensure that neither casual conversation is overheard nor documents circulated. Confidential information should be discussed only with individuals who need to know such information. Restriction on communication helps guard against compromising proprietary information and breaches of clients confidentiality and fiduciary responsibility.

Trading with Inside Information

Inside information is material non-public information relating to a public company or its securities and, in certain cases, may also refer to knowledge of positions taken or to be taken in the financial markets by TUDOR and traders known to TUDOR personnel. Each employee must understand that certain TUDOR personnel may come into possession of material non-public information concerning the securities and/or commodities markets and, in addition, regularly trade and come into possession of material non-public information concerning the ongoing trading of securities or commodity interests and positions relating thereto on behalf of customer or client accounts.

Both state and federal law contain broad prohibitions against using, transmitting misappropriating (which includes transmitting or personally taking advantage of confidential information learned as a result of employment), or aiding and abetting another to use or transmit material non-public information for an improper purpose. As a result of the access to material non-public information that TUDOR employees have, the following restrictions must be strictly adhered to:

1.	Employees who learn of material non-public information, either as a result of their employment or otherwise, concerning a security, commodity interest, customer of TUDOR, or any proprietary information are prohibited from engaging in any conduct with respect to such information which is directly or indirectly beneficial, financially or otherwise, to them, their family, friends or customers.

2.	Employees in possession of material non-public information are prohibited from tipping, transmitting or otherwise disclosing such information to another person or entity.

3.	Employees may not aid, abet, assist in any manner, or facilitate the actions of another person, whether or not such other person is a TUDOR employee, in the use or disclosure of material non-public information.

4.	Employees may not solicit, recommend, influence, or effect transactions in a security or commodity interest for any account (whether personal, customer or Firm) while in possession of material non-public information, nor may any of the aforementioned be done for or on behalf of another person or entity which possesses inside information. The foregoing does not alter the ability of TUDOR employees to execute orders for customer or Firm accounts in a manner consistent with the other provisions of the TUDOR Code and the Firm’s Chinese Wall Procedures.

Any violation of TUDOR’s policy on the improper use or misappropriation of proprietary, confidential or inside information will be considered extremely serious and will result in sanctions, including suspension or discharge from the Firm.

It is also the duty of every TUDOR employee to remain constantly alert to possible violations of TUDOR’s policy regarding the use or dissemination of material non-public information. Therefore, it is expected that all TUDOR employees who suspect such improper use by any other person will immediately communicate the relevant facts to the President or the Compliance Officer or their designee(s). FAILURE TO REPORT POSSIBLE VIOLATIONS OF TUDOR’S POLICY REGARDING THE USE OR DISSEMINATION OF MATERIAL NON-PUBLIC INFORMATION MAY RESULT IN CONSEQUENCES COMPARABLE TO THE PENALTIES FOR SUCH IMPROPER ACTIVITY ITSELF, INLCLUDING SUSPENSION OR DISCHARGE FROM THE FIRM.

Employees are directed to consult the Firm’s Chinese Wall Procedures for a discussion of Firm policies and procedures which have been implemented to prevent the unauthorized transmission of material, non-public information and trading on inside information. Any employee who has any questions with respect to whether he or she may engage in a particular securities or commodity interest transaction should contact TUDOR’s Compliance Officer before engaging in such transaction.

Front-Running

Misappropriation of confidential information includes “front-running” a security or commodity interest trade may be the Firm on its own behalf or on behalf of a customer. “Front-running” is taking a long or short position in a security or commodity interest with knowledge that such position or a similar position will soon be taken by the Firm or a customer of the Firm. The effect of such transaction is to take advantage of material non-public information which can reasonably be expected to have an immediate and favorable impact on the front-running transaction. Therefore, front-running often has the effect of increasing the cost, or decreasing the selling price, of the position to the Firm or the customer, as the case may be.

TUDOR will monitor Firm, client and employee trading accounts in an effort to ensure that no employee engages in front-running or other proscribed trading activities which misappropriate proprietary or customer information.

Any employee who violates TUDOR’s policy on front-running will be subject to immediate disciplinary action, including suspension or discharge from the Firm.

IV.    REPORTING MISCONDUCT

It is your personal responsibility to adhere to the broad standards and specific conduct outlined in this Code as well as the requirements of TUDOR’s policies and procedures. Although you must comply with this Code, your obligations to the Firm do not end there. It is wrong to sit idly by if you become aware of illegal or improper conduct by another employee of the Firm, or if you see signs of impropriety.

It is your obligation to report your observations to the Firm because, unless responsible TUDOR officials learn of a problem, the Firm cannot deal with it appropriately. FAILURE TO REPORT POSSIBLE VIOLATIONS OF THE STANDARDS AND POLICIES OUTLINED IN THE TUDOR CODE OF ETHICS AND CONDUCT MAY RESULT IN CONSEQUENCES COMPARABLE TO THE PENALTIES FOR SUCH IMPROPER CONDUCT ITSELF, INCLUDING SUSPENSION OR DISCHARGE FROM THE FIRM. If you believe that something you have done may violate the law or TUDOR’s standards, that too should be reported. Concealing such conduct only compounds the harm, and may prevent prompt countermeasures that could prevent or mitigate any actual damage.

Concerns about illegal or improper behavior that you believe may be significant must be reported directly to the Compliance Officer. The Compliance Officer is responsible for ascertaining the facts, evaluating the Firm’s position and response, and providing advice to management about appropriate action.

You should ordinarily communicate your concerns about relatively minor improprieties to your immediate manager. If you believe that this course would not be productive or appropriate, however, you may report to the Compliance Officer with respect to general legal, regulatory or ethical issues or, for employment relations problems, the Human Resources Officer responsible for your department in order to assure that the situation will be addressed. Supervisors and all other personnel with responsibility for implementing this Code should report to the Compliance Officer any circumstances in which they determine significant improprieties have occurred.

V.    RELATIONSHIP WITH EMPLOYEES

Satisfactory internal relationships with fellow employees are important to our success. This requires that we observe among ourselves the same high standards of integrity and ethical responsibility required in our dealing with our clients. For its part, TUDOR acknowledges its responsibility to provide a healthy and supportive work environment that enhances the well-being of its employees.

TUDOR adheres to a policy of equal employment opportunity in hirings and promotions without discrimination on the basis of race, religion, color, national origin, sex, sexual preference, age, marital or veteran status or disability unrelated to job performance. Furthermore, employees are expected to deal with each other in a responsible and professional manner. Under no circumstances will sexual harassment be tolerated. If you feel you have been subjected to discrimination or harassment, please refer to the Tudor Personnel Handbook for guidance on reporting such conduct.

The Firm makes extraordinary efforts to identify and recruit the best possible people for every task the Firm undertakes. TUDOR can only maintain its reputation in the industry through the hard work and integrity of its employees.

VI.    NON-COMPLIANCE WITH THESE STANDARDS OF CONDUCT

All employees are expected to conform to the legal and ethical guidelines set forth herein. Although TUDOR reserves the right to terminate any employee at any time for any reason whatsoever, the violation of any of these guidelines or prohibitions may subject an employee to criminal, civil and/or regulatory sanctions as well as internal sanctions, including immediate termination of employment. Such acts or omissions may tarnish the Firm’s and its employees’ reputations, expose them to monetary damages and even subject them to regulatory sanctions and criminal penalties.

VII.    CONCLUSION

Although it is impossible to describe every situation in which employees may be confronted with an ethical dilemma, these policies should create an awareness of ethical responsibilities that will cause you to spot a potential problem area and make an evaluation of the ethical concerns involved. In some cases, the following guidelines may be helpful. First, consider whether the proposed action is legal and conforms to TUDOR’s policy. Second, consider whether the action might adversely affect client relationships, whether you would be embarrassed if the details were known to fellow employees, family or friends, and whether it could be interpreted as being inappropriate. Finally, and perhaps most importantly, consider whether taking the action would make you feel uncomfortable.

We each share responsibility for behaving in a manner that will enhance the reputation of TUDOR. The Firm asks and requires that every employee make a personal commitment to the observation of the highest ethical standards and exercise of proper judgment in all aspects of his or her business dealings.